

Mail Stop 4561

March 23, 2010

Dayong Sun
Chief Executive Officer
Kama Resources Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

> **Re: Kama Resources Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 4, 2010**
> **File No. 333-164206**

Dear Mr. Sun:

We have reviewed your filing and have the following comments.

Prospectus Cover Page

1. We note your response to prior comment 2 and the revisions to the cover page. It does not appear, however, that you have made corresponding changes throughout the document. For instance, you continue to provide information regarding the offering only on the basis of whether the maximum number of shares is sold in the summary section under "The Offering." Please review your document and revise wherever your refer to the maximum shares to be sold to disclose information about the offering, including as applicable the net proceeds to you, based both on the minimum and maximum number of shares to be sold.

2. We note your response to prior comment 5 and we reissue our comment. Please revise your filing to include the Dealer Prospectus Delivery Obligation outlined in Item 502(b) of Regulation S-K, along with the appropriate expiration date, on the outside back cover page of the prospectus.

3. We refer to prior comment 7 and note the statements in your amendment that "There will undoubtedly be challenges that we have not foreseen that will hinder our ability to become fully operational," and that you "hope that the funding we obtain here will go a long way at mitigating those challenges." Please replace these statements with specific disclosure regarding the minimum amount required to fund your operations for the next 12 months and identify any known or anticipated difficulties that may prevent you from implementing your business plan. In addition, as previously requested, ensure that your disclosure in the "Use

of Proceeds" and "Business" sections is consistent in describing your plans for commencing operations.

4.   We note your statement in your amended filing that "It has yet to be determined if this offering will raise sufficient funding to carry out our objectives as a company." Please revise this disclosure to state specifically what you expect to accomplish if the minimum and maximum proceeds from the offering are raised.

The Offering, page 3

5.   Consistent with our comment above, please revise the disclosure in this chart to provide the offering and related information based on the minimum and maximum amounts of the offering. For instance, the securities being offered, net proceeds, and shares outstanding before and after the offering should be shown on a minimum-maximum basis.

Risk Factors, page 4

6.   We note that your revised risk factors are inconsistent in their presentation, e.g., the initial risk factor subheading is followed by enumerated risk factors while the remaining risk factors have no enumeration. Please revise so that each risk factor subheading is followed by a textual discussion of the risk being highlighted and either enumerate all risk factors or remove the enumeration.

7.   Please include a risk factor that provides quantitative disclosure regarding your liquidity position based on the sale of the minimum and maximum number of shares in the offering. Disclose in the risk factor subheading the minimum amount of net proceeds from the offering needed to sustain 12 months of operations. Please also address the fact that the offering minimum will apparently generate less than the amount you have stated is necessary to fund operations for 12 months.

Use of Proceeds, page 7

8.   We reissue prior comment 9. Please specifically state how you determined that the proceeds from the offering will allow you to operate for 12 months. In this regard, we note your statement in the Liquidity and Capital Resources section that you "will need to raise the minimum amount of $10,000 from the offering to conduct [y]our business for 12 months from the date of filing." Further, reconcile this statement with your statement in Plan of Operations that you believe that any amount raised in this offering will satisfy your cash requirements during the next 12 months.

Business, page 16

9.   Please expand your disclosure to provide a more specific description of your proposed business. In this regard, we note that your description of the business appears to be limited to the following statement: "We intend to open a network of automobile finance dealers in

different cities in China." Please expand your disclosure to describe in material detail the service you plan to provide. Specifically describe what the network entails and how you will deliver the service to customers. In addition, describe your ramp up process and how your initial set-up may differ from the on-going operations you envision in multiple cities.

Financial Statements, page 23

General

10.   Please file updated financial statements with your next amendment pursuant to Rule 8-08 of Regulation S-X.

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies

General

11.   Please note that GAAP in the United States was replaced by the FASB with the release of the FASB Accounting Standards Codification on July 1, 2009. The Codification is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise all references to accounting standards in your filing to reflect the Codification.

Concept Stage Company, page F-6

12.   We note your disclosure indicating that you comply with ASC 915 for the characterization of the company as concept stage. Please note that the term prescribed by this guidance is "development" stage. If you believe the company complies with the requirements of ASC 915 for identification as a development stage entity, please revise all such references in the filing accordingly. This includes, but is not limited to, the face of the financial statements and related footnotes. Your auditor should also revise the audit report accordingly.

Exhibits, II-2

Exhibit 23.1

13.   The consent of your auditor has not been filed as an exhibit to this amendment. Please file an updated auditor consent as an exhibit to all future amendments.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have questions or comments on the financial statements and related matters, please contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or, if you require additional assistance, you may contact Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (604) 468-3880
        David Wong
        Fusion Business Group